                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2002

                                AT&T Canada Inc.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: March 15, 2002              By:   /s/ Scott Ewart
                                     ------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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           AT&T CANADA TAKES PROACTIVE STEPS TO MANAGE COMPLEX ISSUES

         COMPANY APPOINTS COMMITTEE OF THE BOARD AND FINANCIAL ADVISORS


TORONTO, March 14, 2002 -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions, today announced that it has appointed a committee of the board to work with management to address complex issues facing the company.

Some of the issues facing the company in the foreseeable future include: a significant regulatory decision expected to be released next month that could have a significant impact on the future of sustainable competition in telecommunications in Canada; the effect of AT&T Corp. SATISFYING its obligations under the Deposit Receipt Agreement; and the impact of these events on the operating and financial circumstances of the company.

The committee will allow for timely and efficient interaction with management to understand these issues and evaluate the increasing complexity of the business environment in which the company operates.

"The formation of the committee is another step in our plan to proactively manage the issues facing our company to ensure these matters are pursued in a considered manner keeping in the mind the interests of all stakeholders," said Purdy Crawford, Chairman of the Board, AT&T Canada, and chairman of the committee.

Other committee members include Andre Bureau, Steven Chisholm, Philip Ladouceur and Craig Young.

"Not only is it good corporate governance to assist the board in carrying out its responsibilities, but it is prudent to form the committee to support management in dealing with these issues as events unfold," Crawford said.

One of the early initiatives of the committee is the appointment of GREENHILL & CO., LLC as financial advisors. They will work with the committee and management to evaluate various scenarios regarding the issues, opportunities and alternatives for the company.

"WE ARE AGGRESSIVELY COMPETING in the marketplace and MAINTAINING our strong commitment to ALL OF OUR customers," said John McLennan, Vice-Chairman & CEO, AT&T Canada. "We remain hopeful that the regulator will make a decision next month supporting sustainable competition in telecom in Canada," McLennan said.

ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate


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locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                         INVESTORS AND ANALYSTS:
Ian Dale                                       Brock Robertson
(416) 345-2227                                 (416) 345-3125
ian.dale@attcanada.com                         brock.robertson@attcanada.com

May Chiarot                                    Dan Coombes
(416) 345-2342                                 (416) 345-2326
may.chiarot@attcanada.com                      dan.coombes@attcanada.com


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